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Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

July 31, 2013

Re:	Qunar Cayman Islands Limited Confidential Draft Registration Statement on Form F-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom
Mr. Robert Babula
Mr. Andrew Mew
Mr. Dietrich King
Ms. Jacqueline Kaufman

Dear Ms. Ransom, Mr. Babula, Mr. Mew, Mr. King and Ms. Kaufman:

On behalf of our client, Qunar Cayman Islands Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are submitting herewith, on a confidential basis, the Company’s revised draft Registration Statement on Form F-1 (the “Registration Statement”) as well as the related exhibits to the Securities and Exchange Commission (the “Commission”). This revised draft Registration Statement has been marked to show changes made to the draft registration statement confidentially submitted to the Commission on July 5, 2013. On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

The Company has responded to all of the Staff’s comments contained in the Staff’s letter dated July 17, 2013 (the “July 17 Comment Letter”) by revising the draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the draft Registration Statement, or by providing supplemental information as requested. Set forth below are the Company’s responses to the comments contained in the July 17 Comment Letter. The revised draft Registration Statement also contains certain additional updates and revisions and included the unaudited condensed consolidated quarterly results of operations for each of nine quarters ended March 31, 2013.

The Company is submitting the revised draft Registration Statement and this response letter on a confidential basis in accordance with the procedures of the Commission for emerging growth companies. The Staff’s comments are repeated below, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the draft Registration Statement where the language addressing a particular comment appears.

Securities and Exchange Commission	2	July 31, 2013

Risk Factors, page 53

1.	Please replace the vague term “certain” with substantive disclosure specifying the home country corporate governance practices you plan to follow in reliance on NYSE or NASDAQ exemptions.

The Company respectfully advises the Staff that it will specify the NYSE or NASDAQ exemptions it plans on relying on once it decides on the stock exchange it intends to apply to for the listing of its American Depositary Shares.

Notes to the Consolidated Financial Statements, page F-8

13. Redeemable ordinary shares, page F-35

2.	We note your response to comment 11 in our letter dated June 24, 2013 and the revised disclosures. In that regard, tell us the business purpose of the modification of the employee vested options since you disclose the after modification fair value of the options along with the cash payment was lower than their immediate before modification fair value. In addition, we remain unclear regarding your disclosures that the entire cash payment amount was charged within consolidated statements of changes in shareholders’ equity. It appears only the excess between the before and after modification fair value amounts should have been charged to equity rather than the entire amount. Please explain your accounting or revise.

The Company respectfully advises the Staff that the business purpose of the modification of the employee vested options was to compensate the holders of the vested options, similar to existing shareholders, for the dilution in their equity interests of the Company as a result of the issuance of ordinary shares to Baidu.

The Company further advises the Staff that the Company accounted for the initial grant of such options as share-based compensation under ASC 718. As these stock options were equity awards, the related share-based compensation expense was measured based on their grant date fair values. Such compensation had been fully charged to expense throughout the requisite service period which ended before the modification date.

The Company accounted for the modification of such vested options in accordance with ASC 718-20-35-3, which explains that, in substance, a modification was the repurchase of the original award by the Company by issuing a new award of equal or greater value, incurring additional compensation cost for any incremental value. Specifically, ASC 718-20-35-3b states that the total compensation cost measured at the date of a modification should be the sum of the 1) portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at that date and 2) incremental cost resulting from the modification.

As explained above, all the requisite services had been rendered before the modification date.

Securities and Exchange Commission	3	July 31, 2013

Under ASC 718-20-35-3a, incremental compensation cost is recognized to the extent that the combination of the fair value of the new equity award and the cash exceeds the fair value of the stock options before the modification. Due to the dilution associated with the issuance of ordinary shares to Baidu as disclosed on page F-41, the fair value of the original awards immediately before the modification exceeded the fair value of the modified awards, including both the new options and the cash payment of $1.6113 per unit. Accordingly, there was no incremental fair value that resulted from this exchange transaction.

Hence the total compensation cost under ASC 718-20-35-3b was the grant date fair value of the original award which had all been previously recognized as an expense before the modification date.

As the cash payment of $1.6113 per unit was fixed, not indexed to the Company’s shares and was not subject to any future service requirements, the Company concluded that the cash payment represented a partial settlement of the old award. The Company respectfully advises the Staff that in accordance with ASC 718-20-55-97, the Company’s accounting policy with respect to the settlement or repurchase of vested equity awards is that the amount of cash or other assets transferred to repurchase an equity award is charged to equity, to the extent that the amount paid does not exceed the fair value of the equity instruments repurchased at the repurchase date. Since the amount paid does not exceed the fair value of the equity instruments repurchased at the repurchase date as explained above, the entire cash payment was charged to equity.

16. Share-based compensation, page F-38

Early exercise of share options on December 31, 2010 and January 2, 2012, page F-38

Modification of the Plan on June 22, 2011, page F-40

3.	We read your responses to comment 12 in our letter dated June 24, 2013 and the related revised disclosures with respect to your accounting for the unvested options modification. In that regard, we remain uncertain that ASC 718-20-35-3 allows you to bifurcate the liability and equity components based on their relative fair values upon modification. In addition, we are unclear about your GAAP basis behind comparing the fair value of the modified liability portion of the award to the grant date fair value of that portion of the award for the service period that has elapsed in computing the compensation expenses. We continue to believe you would compare the before modification fair value of the award (current fair value immediately before modification) to the after modification fair value of award (including both liability and equity components) rather than the grant date fair value in determining the amount of the compensation expenses pursuant to ASC 718-20-35-3a. Please support the GAAP basis for your accounting, or revise. Further, tell us what the effect would have been on your financial statements had you not bifurcated the liability and equity components.

The Company agrees with the Staff’s observation above that for purposes of determining whether or not any incremental value results from the modification of a share-based payment award, ASC 718-20-35-3 requires a comparison of the fair value of the modified award immediately before and immediately after the modification. However, because the nature of the modification resulted in the issuance of a new option (an equity instrument) and a cash award (a liability instrument), it is necessary to allocate the original grant date fair value between the two instruments in order to properly account for each instrument subsequent to the modification.

Securities and Exchange Commission	4	July 31, 2013

ASC 718-20-55-123 through ASC 718-20-55-128 provide additional guidance on the accounting for modification of an equity award to a liability award. ASC 718-20-55-124 explains that a company recognizes a liability equal to the portion of the award attributed to past service multiplied by the modified award’s fair value on the modification date when the classification of the award is modified. ASC 718-20-55-124 also states that to the extent that the liability exceeds the amount recognized in equity for the original award, the excess is recognized as compensation cost. As stated above, to ensure that the modification with respect to the liability component was accounted for properly in accordance with the implementation guidance under ASC 718-20-55-124, the Company determined the original grant date fair value of the liability component of the original award based on the relative allocation of the fair value of the entire award at the modification date. While not contemplated and specifically addressed by ASC 718, the Company believes that this allocation method is appropriate and consistent with the tenets of the standard. The Company respectfully advises the Staff that the difference between the fair value of the liability portion of the modified award and the related grant date fair value represents the remeasurement adjustment for the unvested options. As instructed by ASC 718-20-55-124 and disclosed on page F-41, such adjustment is being charged to expense at the modification date and throughout the remaining requisite service period. The portion of the remeasurement adjustment represented by the ratio of the service period that had elapsed up to modification date over the total requisite service period amounting to RMB9,472 was immediately recognized as an expense at the modification date in accordance with ASC 718-20-55-124. The remaining portion of the remeasurement adjustment will be recognized over the remaining requisite service period.

The Company also confirms to the Staff that the Company had duly considered the guidance under ASC 718-30-35-3a, which states that incremental compensation cost is recognized to the extent that the combination of the fair value of the new equity award and the cash payment exceeds the fair value of the stock options immediately before the modification. As the fair value of the original awards immediately before the modification exceeded the fair value of the modified awards, including both the new options and the fixed cash payment of $1.6113 per unit, as disclosed on page F-41, there was no incremental fair value that resulted from this exchange transaction. Hence, in accordance with ASC 718-20-35-3, the Company continues to account for the equity component of the new award using the allocated portion of the original grant date fair value.

The Company respectfully advises the Staff that if the Company did not bifurcate the liability and equity components, incremental compensation cost amounting to RMB9,472 in accordance with the implementation guidance in ASC 718-20-55-124 would not have been recognized upon the closing of the Baidu Transaction (“the modification date”) and incremental compensation cost from the modification date through March 31, 2013 related to options that have vested amounting to RMB 9,428 as of March 31, 2013 would not have been recognized.

Securities and Exchange Commission	5	July 31, 2013

7. Income taxes, page F-58

4.	Tell us why your use of negative effective tax rate of 81.5% is appropriate for the interim period ended March 31, 2013. Please provide further disclosure of the facts and circumstances leading to the permanent adjustment to deemed revenues which results in the change in effective tax rate to negative 81.5% for 2013. Your disclosure of the adjustment triggering an increase in income tax expense is inconsistent with the disclosure of negative effective tax rate of 81.5%. Please provide your full accounting analysis supporting the income tax benefit you recorded during the interim period ended March 31, 2013.

The Company respectfully advises the Staff that the Company has forecasted that it will be in a loss before income tax position for the year ended December 31, 2013.

As part of its ordinary recurring operations, the Company acts as an agent for its air travel facilitating services including aviation insurance policies (the “Aviation Insurance Arrangements”) in accordance with ASC 605 and therefore, the Company presents revenues from such transactions on a net basis in the consolidated statements of comprehensive loss. Under the current PRC tax laws and regulations, the Company’s existing business arrangement will likely subject the Company to income taxes on a gross basis for the Aviation Insurance Arrangements. The difference between the net revenue and the gross revenue is recognized as deemed revenue, which is a permanent tax adjustment item that affects the Company’s effective tax rate. Due to this deemed revenue permanent item adjustment, the Company estimated that it would record an annual income tax expense despite forecasting a loss before income taxes for the year ended December 31, 2013.

In accordance with ASC 740-270-30-6, the Company’s forecasted effective tax rate for the year ended December 31, 2013 based on the estimated annual income tax expense stated as a percentage of its estimated ordinary loss was a negative effective tax rate.

Based on ASC 740-270-25-2, the Company applied the negative estimated annual effective tax rate of 81.5% to the interim profit before tax and recorded an income tax benefit amounting to RMB10,901 (US$1,755) for the three months ended March 31, 2013.

The Company respectfully advises the Staff that the application of the requirements for accounting for income taxes in interim periods has resulted in a significant variation in the customary relationship between the Company’s income tax expense and pretax accounting income as contemplated by ASC 740-270-50-1. As disclosed on page F-58, the change in the effective tax rate from (21.4%) for the three months ended March 31, 2012 to (81.5%) for the three months ended March 31, 2013 was mainly due to an estimated increase in deemed revenue for the year ending December 31, 2013.

In response to the Staff’s comments, the Company has provided further disclosure of the facts and circumstances leading to the permanent adjustment to deemed revenues which results in the change in effective tax rate to negative 81.5% for 2013.

Securities and Exchange Commission	6	July 31, 2013

12. Share-based compensation, page F-61

Modification, page F-61

5.	Refer to your disclosure, “[o]n January 26, 2013, the Board of Directors waived the performance conditions in relation to the performance based options granted on March 6, 2012 and approved that 450,000 options, representing 90% of the options previously granted would commence vesting based on the original vesting schedule. In accordance with ASC 718, the Company accounted for the waiver of the performance conditions as a modification. As the original vesting conditions were not satisfied, the grant-date fair value of the original award was ignored and the fair value of the award measured at the modification date is recognized starting from the modification date. The share-based compensation expense recognized for the modified award for the three months ended March 31, 2013 was RMB309 (US$50).” Provide to us your accounting analysis for this modification and explain to us why you ignored the original fair value of the award. Refer to FASB ASC 718-20-55-116.

The Company respectfully advises the Staff that it considered ASC 718-20-55-108 and ASC 718-20-55-116, which state that if the entity believes that the original performance or service vesting condition is not probable of achievement at the date of the modification, the cumulative compensation cost related to the modified award, assuming vesting occurs under the modified performance or service vesting condition, is the modified award’s fair value at the date of the modification.

The performance conditions with respect to the original awards were related to the financial year ended December 31, 2012 as follows:

a) at least 90% of the total consolidated revenue target of RMB 530 million;

b) at least 90% of the total revenue target from hotels for reservations and sales facilitated through the Company’s website or mobile platform of RMB 150 million; and

c) the Company recorded a consolidated net income.

The Company further advises the Staff that, as such performance conditions were not met, immediately before the modification, total compensation cost expected to be recognized over the original vesting schedule was nil and the number of performance based options expected to vest was zero. Immediately after the modification, total compensation cost expected to be recognized was RMB 6,555 as the number of performance based options expected to vest was 450,000 (the expected forfeiture was nil) and the fair value of each award on the modification date was US$2.3494. Since the modification affects the number of share options expected to vest under the original performance vesting provisions, the Company determined incremental compensation cost in the following manner (amounts in thousands):

Fair value of modified award	RMB	6,555

Fair value of original award	RMB	0

Incremental compensation cost of modification	RMB	6,555

Securities and Exchange Commission	7	July 31, 2013

In accordance with ASC 718-20-55-117 a), the Company will recognize cumulative compensation cost of RMB 6,555 over the vesting schedule from the modification date. Based on the above accounting analysis, cumulative compensation cost related to the modified award is the modified award’s fair value at the date of the modification and the original fair value of the award is ignored because the original performance conditions were not met.

6.	We note from the disclosures to the interim financial statements that the Company has made share-based compensation grants during the most recent interim period. With regard to the valuation of these share-based compensation grants, please tell us and revise MD&A to indicate whether the valuation of these stock-based compensation grants was made based upon a contemporaneous or retrospective valuation and indicate whether an unrelated valuation specialist was used in valuing the share-based compensation grants. Also, if the valuation of share-based compensation grants during the most recent interim period preceding the expected public offering was based on a retrospective valuation, or a valuation performed by a related party, please revise MD&A to include the following disclosures with respect to the company’s stock-based compensation grants:

•	A discussion of the significant factors, assumptions, and methodologies used in determining the fair value.

•

A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and (1) the estimated public offering price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the initial public offering, the fair value as determined by that valuation.

•	The valuation alternative selected by management and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Refer to the disclosure guidance outlined within the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

In response to the Staff’s comments, the Company has revised the disclosure on page 85 of the Registration Statement to disclose the valuation basis for the options.

14. Commitments and contingencies, page F-62

Loss Contingencies, page F-63

7.	Refer to your disclosure, “[w]ith respect to display advertising services, the Company, as an industry practice in the PRC, regularly provides such services at a discount to its standard rates. These discounts are in the form of free advertising elements, of which the duration and other terms of services are specified as part of the revenue contract. The value-added tax pilot program replaced the business tax rules for advertising services in Beijing effective from September 1, 2012. There are uncertainties under the current value-added tax rules as to whether these free elements should constitute deemed services in addition to the chargeable elements rather than discounts to the overall revenue arrangements for tax purposes and thus be subject to value-added tax at the standard rates of services. The Company currently considers that such free elements do not give rise to deemed services for value-added tax purposes and the value-add tax for a revenue contract is calculated based on the total consideration for the overall arrangements. The rules related to the value-added tax pilot program are still evolving and the timing of the promulgation of the final tax rules or related interpretation is uncertain. The estimated amount for this contingency up to March 31, 2013 was RMB5,287 (US$851).” Please note that when a loss contingency exists, ASC 450-20-25-1 contemplates an assessment as to whether the loss is probable, reasonably possible or remote. In light of the existence of a loss contingency for this matter, please tell us whether you have recorded the estimated contingency amount and disclose any reasonable possible loss or range of loss exceeding that amount, as appropriate.

Securities and Exchange Commission	8	July 31, 2013

The Company respectfully advises the Staff that based on the information currently available, it was not probable that a liability for the loss contingency had been incurred. The Company assessed that the loss was only reasonably possible as contemplated by ASC 450-20-25-1 because, as disclosed on pages F-45 and F-63, the rules related to the value-added tax pilot program are still evolving and the timing of the promulgation of the final tax rules or related interpretation is uncertain. Based on the above, the estimated loss contingency did not meet both the conditions of ASC 450-20-25-2 for an estimated loss to be accrued and therefore, the Company did not record the estimated contingency amount.

The Company also respectfully advises the Staff that the estimated contingency disclosed is the maximum amount of estimated loss that the Company would be liable for. In response to the Staff’s comments, the Company has revised the disclosure on pages F-45 and F-63.

*            *            *             *

Securities and Exchange Commission	9	July 31, 2013

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Liang Tao at +852-2533-3361(liang.tao@davispolk.com), or Raymond Wong of Ernst & Young Hua Ming LLP at +86-10-5815-2823 (raymond.wong@cn.ey.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:

Mr. Chenchao (CC) Zhuang, Chief Executive Officer

Mr. Sam Hanhui Sun, Chief Financial Officer

Qunar Cayman Islands Limited

Mr. Raymond Wong, Partner

Ernst & Young Hua Ming LLP

Leiming Chen, Esq., Partner

Simpson Thacher & Bartlett LLP